Exhibit 99.40

PRESS RELEASE
Aya Gold & Silver Reports High-Grade Exploration Results at Boumadine, Extends Imariren Zone to 0.7km and Adds 4 New Regional Permits

Montreal, Quebec, June 5, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to announce new high-grade drill exploration results from its 2024 - 2025 program at Boumadine in the Kingdom of Morocco. Today's results extend the Imariren mineralized trend by 400 meters (“m”), confirming high-grade continuity along the Boumadine Main Trend. In addition, Aya is pleased to announce the addition of four (4) new permits to the west, expanding the Boumadine exploration footprint by 15.7% to over 314.5 square kilometers (“km2”).

Highlights[1]
•High-Grade Intercepts on the Boumadine Main Trend:
•BOU-DD25-516 intercepted 5,373 grams per tonne (“g/t”) silver equivalent (“AgEq”) over 0.5m (66.7 g/t gold (“Au”), 111 g/t silver (“Ag”), 1.6% zinc (“Zn”), 1.0% lead (“Pb”) and 0.1% copper (“Cu”) and 114 g/t AgEq over 9.0m (1.24 g/t Au, 6 g/t Ag, 0.2% Zn, 0.1% Pb and 0.1% Cu)
•BOU-DD25-513 intercepted 591 g/t AgEq over 1.8m (5.19 g/t Au, 118 g/t Ag, 1.0% Zn, 0.2% Pb and 0.5% Cu) and 698 g/t AgEq over 2.9m (5.52 g/t Au, 109 g/t Ag, 5.2% Zn, 0.2% Pb and 0.3% Cu)
•BOU-DD24-465 intercepted 199 g/t AgEq over 10.6m (0.48 g/t Au, 81 g/t Ag, 2.0% Zn, 1.3% Pb and 0.02% Cu)
•High-Grade Intercepts on the Tizi Zone:
•BOU-DD24-478 intercepted 460 g/t AgEq over 3.3m (4.61 g/t Au, 75 g/t Ag, 0.5% Zn, 0.1% Pb and 0.1% Cu)
•BOU-DD24-474 intercepted 302 g/t AgEq over 4.0m (2.38 g/t Au, 37 g/t Ag, 2.5% Zn, 0.6% Pb and 0.1% Cu)

•Extension of the Imariren Strike Length to 0.7km:
•BOU-DD25-509 intercepted 296 g/t AgEq over 9.3m (2.18 g/t Au, 62 g/t Ag, 1.5% Zn, 0.7% Pb and 0.1% Cu), including 1.6m at 897 g/t AgEq
•BOU-DD25-504 intercepted 349 g/t AgEq over 6.6m (3.69 g/t Au, 46 g/t Ag, 0.3% Zn, 0.2% Pb and 0.05% Cu), including 1.2m at 851 g/t AgEq
•BOU-DD25-511 intercepted 449 g/t AgEq over 4.9m (1.95 g/t Au, 270 g/t Ag, 0.6% Zn, 0.1% Pb and 0.1% Cu)

•Acquired one (1) mining licence and three (3) exploration permits totaling 42.9 km2 in the Boumadine area (Figure 3). •Completed 72,044m of drilling at Boumadine so far in 2025.

1. All intersections are in core lengths. Ag equivalent is based on a silver price of US$24/oz with a process recovery of 89%, a gold price of US$2,200/oz with a process recovery of 85%, a zinc price of US$1.20/lb with a process recovery of 72%, a lead price of US$1.00/lb with a process recovery of 85%, and a copper price of US$4.00/lb with a process recovery of 75% resulting in the following ratios: 1g/t Au: 77.9 g/t Ag; 1% Cu: 85.4 g/t Ag; 1% Pb: 24.2 g/t Ag; and 1% Zn: 24.6 g/t Ag.
Today’s high-grade drill exploration results highlight the scale and continuity of Boumadine and mark a significant step in unlocking its full potential,” said Benoit La Salle, President & CEO. “High-grade holes BOU-DD25-513 and BOU-DD25-516 confirm strong continuity of the Boumadine Main Trend at depth—this is the backbone of the deposit and will form the foundation of our upcoming PEA. Drilling continues to expand the footprint, with extensions to the north at Imariren and new intercepts at depth on the parallel Tizi structure. Boumadine continues to demonstrate the potential to become a large-scale, high-grade deposit with mineralization open in all directions. With four new permits secured, a consolidated 314 km² land package, and exploration rights over 600 km², we are in a strong position to continue creating value.”
Table 1 – Significant Intercepts from Boumadine Drill Exploration Program (Core Lengths)

DDH No.	Section	Zone	From	To	Au	Ag	Length*	Cu	Pb	Zn	Mo	Ag Eq**
			(m)	(m)	(g/t)	(g/t)	(m)	(%)	(%)	(%)	(g/t)	(g/t)
BOU-DD24-387	5000N	Boumadine	378.3	381.0	0.37	297	2.7	0.0	3.7	3.2	74	497
BOU-DD24-442	6425N	Boumadine	173.7	178.3	0.20	73	4.6	0.1	1.3	4.9	178	248
BOU-DD24-442	6425N	Boumadine	205.0	212.4	0.69	33	7.4	0.0	0.5	0.8	289	126
BOU-DD24-453	7025N	Boumadine	164.4	169.6	2.68	38	5.2	0.2	0.2	0.7	12	284
Including			164.4	168.1	3.44	45	3.7	0.2	0.1	0.2	14	341
BOU-DD24-465	9050N	Boumadine	128.8	139.4	0.48	81	10.6	0.0	1.3	2.0	9	199
BOU-DD24-472	3477600	Tizi	125.8	128.7	3.78	29	2.9	0.1	0.7	1.8	17	394

BOU-DD24-473	10250N	Boumadine	282.7	288.1	1.48	54	5.4	0.1	1.1	1.7	6	243
BOU-DD24-474	3477600	Tizi	48.0	52.0	2.38	37	4.0	0.0	0.6	2.5	56	302
BOU-DD24-475	10250N	Boumadine	359.2	369.3	0.94	50	10.1	0.1	1.0	1.4	6	189
BOU-DD24-475	10250N	Boumadine	405.4	407.1	5.62	257	1.7	0.4	0.3	3.5	6	820
BOU-DD24-478	3477600	Tizi	459.4	462.7	4.61	75	3.3	0.1	0.1	0.5	11	460
BOU-DD24-486	3477600	Imariren	350.5	352.2	4.81	143	1.7	0.3	0.1	0.2	7	549
BOU-DD24-487	9050N	Boumadine	483.1	486.5	3.36	225	3.4	0.1	0.1	0.0	2	502
BOU-MP24-015	3478300	East-West	475.0	476.6	0.05	774	1.6	0.1	0.1	0.1	4	788
BOU-DD25-493	9050N	Boumadine	423.0	431.0	1.19	16	8.0	0.0	0.2	1.1	3	142
BOU-DD25-497	9850N	Imariren	184.6	190.8	1.93	18	6.2	0.1	0.1	0.9	3	201
BOU-DD25-501	9850N	Imariren	93.0	99.0	1.73	48	6.0	0.1	0.2	0.5	16	210
Including			93.6	96.0	3.78	93	2.4	0.2	0.1	0.2	15	413
BOU-DD25-501	9850N	Imariren	192.5	200.1	1.68	7	7.6	0.1	0.0	0.0	6	146
BOU-DD25-502	9250N	Boumadine	161.5	169.3	0.99	26	7.8	0.1	0.4	3.0	17	191
Including			161.5	162.7	3.06	95	1.2	0.3	1.5	15.1	10	763
BOU-DD25-504	10050N	Imariren	141.0	147.6	3.69	46	6.6	0.1	0.2	0.3	3	349
Including			141.0	142.2	10.34	37	1.2	0.0	0.1	0.1	3	851
BOU-DD25-506	9850N	Boumadine	297.3	302.3	3.19	48	5.0	0.1	0.1	0.1	2	312
Including			297.3	299.5	4.45	50	2.2	0.1	0.0	0.1	2	413
BOU-DD25-507	9850N	Boumadine	487.0	493.2	1.74	13	6.2	0.1	0.0	0.0	2	156
BOU-DD25-508	10050N	Imariren	227.0	228.6	4.98	143	1.6	0.3	0.2	2.5	3	619
BOU-DD25-509	10050N	Imariren	282.1	291.4	2.18	62	9.3	0.1	0.7	1.5	2	296
Including			289.8	291.4	7.16	215	1.6	0.5	0.2	3.2	3	897
BOU-DD25-511	10050N	Imariren	311.1	316.0	1.95	270	4.9	0.1	0.1	0.6	8	449
BOU-DD25-512	10050N	Imariren	338.0	339.0	15.86	1	1.0	0.0	0.1	0.3	4	1247
BOU-DD25-513	9850N	Boumadine	365.3	367.1	5.19	118	1.8	0.5	0.2	1.0	2	591
BOU-DD25-513	9850N	Boumadine	374.8	377.7	5.52	109	2.9	0.3	0.2	5.2	4	698
BOU-DD25-516	9050N	Boumadine	498.0	507.0	1.24	6	9.0	0.1	0.1	0.2	2	114
BOU-DD25-516	9050N	Boumadine	648.5	649.0	66.66	111	0.5	0.1	1.0	1.6	6	5373
* True width remains undetermined at this stage; all values are uncut.
** Ag equivalent is based on a silver price of US$24/oz with a process recovery of 89%, a gold price of US$2,200/oz with a process recovery of 85%, a zinc price of US$1.20/lb with a process recovery of 72%, a lead price of US$1.00/lb with a process recovery of 85%, and a copper price of US$4.00/lb with a process recovery of 75% resulting in the following ratios: 1g/t Au: 77.9 g/t Ag; 1% Cu: 85.4 g/t Ag; 1% Pb: 24.2 g/t Ag; and 1% Zn: 24.6 g/t Ag

Figure 1 - Boumadine Mining Licence Surface Plan with Magnetic Data (Residual Total Field) and 2025 Drill Holes

Figure 2 - Boumadine Property Surface Plan with 2025 Drill Holes

N
GOLD & SILVER
Boumadine
Kingdom of Morocco
Legend
2018-2024 Drill holes
2025 Drilled holes
Boumadine permits
Total area : 271.77 km²
New Boumadine permits
Total area : 42.68 km²
Exploration licence
Total area : 600 km²
Boumadine Camp
0 2 4 6 8 Km
Source: Esri, Maxar,

2025 Exploration Results
This year, 140 diamond drill holes (“DDH”), 31 reverse circulation holes (“RC”) and 11 multi-purpose drill holes (“MP”) totaling 72,044m have been completed at Boumadine (Figure 1, Figure 2 and Appendix 2). Drilling was conducted on strike along the Main Trend (North Zones), Tizi, Imariren as well as on some regional targets. The majority of results have been received for drill holes up to BOU-DD25-530 (Table 1, Figure 3, and Appendix 1).
Results received so far in 2025, including hole BOU-DD24-465, BOU-DD25-513 and BOU-DD25-516, confirm the high-grade continuity of the Main Trend, which remains open in all directions. Today’s results, with BOU-DD25-504, BOU-DD25-509 and BOU-DD25-511, also confirm the continuity of the Imariren Zone and extend Tizi mineralization to 0.7km. The Imariren Zone also remains open in all directions.
Hole BOU-MP24-015 returned high-grade silver results including 774 g/t Ag over 1.6m in an east-west structure.
The main mineralization generally measures 1m to 4m wide (locally reaching over a 10m width) N340-oriented massive sulphide lenses/veins sharply dipping eastward (> 70°). The massive sulphide veins (>80%) are mainly composed of pyrite, with variable proportions of sphalerite, galena, and chalcopyrite. Tizi and Imariren share the same characteristics except for their N000 orientation.
Figures 4 shows the newly acquired permits expanding the Boumadine exploration footprint by 15.7% to over 314.5 km2.
Figure 3 – Surface Plan of Boumadine North, Imariren and Tizi Zones with New DDH Results

Figure 4 – Surface Map of Boumadine Property with Apparent Conductivity at 175Hz and New Permits

N
GOLD & SILVER
Boumadine
Kingdom of Morocco
Legend
Boumadine permis
Total area : 271.77 km²
New Boumadine permis
Total area : 42.68 km²
Exploration licence
Total area : 600 km²
Boumadine Camp
0 2 4 6 8 Km
2.000
1.006
0.914
0.852
0.778
0.600
Apparent conductivity (mS/m)

Next Steps
Significant upside potential exists to expand the Boumadine Main Trend, which currently extends 5.4km and remains open in all directions. Currently, the Corporation has mobilized 6 drill rigs to complete the 100,000m to 140,000m drilling program. Half of the drilling will focus along the Main Trend and Tizi to continue extending the known mineralization trend along strike and at depth and to infill known areas advancing the project towards a preliminary economic assessment. The remaining 50% will focus on greenfield exploration designed to test geological hypotheses and drill targets generated from the past three years of work. The results from ongoing geology work will determine additional development work.
Technical Information
Aya has implemented a quality control program to comply with best practices in sampling and analysis of drill core and RC chips. For core drilling, all individual samples represent approximately one meter in length of core, which is halved. Half of the core is kept on site for reference, and its counterpart is sent for preparation and assaying to African Laboratory for Mining and Environment (“Afrilab”) in Marrakech, Morocco. For drilling using RC, all individual samples represent 1.0m in length and a representative portion is kept for every meter in some chip trays stored on site. A split sample representing 1/16th, ranging from 2 to 4 kilograms is sent for preparation and assaying to African Laboratory for Mining and Environment (“Afrilab”) in Marrakech, Morocco.
All samples are analyzed for silver, copper, iron, lead, zinc, tin, and molybdenum using Aqua regia and finished by atomic absorption spectroscopy (“AAS”). Samples grading above 200 g/t Ag are reanalyzed using fire assaying. Gold is assayed by fire assaying. Standards of different grades and blanks were inserted every 20 samples in addition to the standards, blanks and pulp duplicate inserted by Afrilab.
Qualified Person
The scientific and technical information contained in this press release have been reviewed by David Lalonde, B. Sc, Vice-President Exploration, Qualified Person, for accuracy and compliance with National Instrument 43-101.
About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective South-Atlas Fault, several of which have hosted past-producing mines and historical resources.
Aya’s management team maximizes shareholder value by anchoring sustainability at the heart of its production, resource, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com or contact:

Benoit La Salle, FCPA, MBA President & CEO benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), which reflects management's expectations regarding Aya’s future growth and business prospects (including the timing and development of new deposits and the success of exploration activities) and other opportunities. Wherever possible, words such as “continuity”, “confirm”, “continue”, “potential”, ‘advance”, “targets”, “confirming”, “potential”, “advancing”, “expand”, “belief”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward-looking statements in this press release include, but are not limited to, statements and information with respect to the exploration and development potential of Boumadine and the advancement of and success of the exploration program at Boumadine, and timing for the release of the Company's disclosure in connection with the foregoing. Although the forward-looking information contained in this press release reflect management's current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, Aya cannot be certain that actual results will be consistent with such forward-looking information. Such forward-looking statements are based upon assumptions, opinions and analysis made by management in light of its experience, current conditions, and its expectations of future developments that management believe to be reasonable and relevant but that may prove to be incorrect. These assumptions include, among other things, the ability to obtain any requisite governmental approvals, the accuracy of Mineral Reserve and Mineral Resource Estimates (including, but not limited to, ore tonnage and ore grade estimates), silver price, exchange rates, fuel and energy costs, future economic conditions, anticipated future estimates of free cash flow, and courses of action. Aya cautions you not to place undue reliance upon any such forward-looking statements.
The risks and uncertainties that may affect forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including government approvals and permitting, changes in economic conditions, changes in the worldwide price of silver and other key inputs, changes in mine plans (including, but not limited to, throughput and recoveries being affected by metallurgical characteristics) and other factors, such as project execution delays, many of which are beyond the control of Aya, as well as other risks and uncertainties which are more fully described in Aya's 2024 Annual Information Form dated March 31, 2025, and in other filings of Aya with securities and regulatory authorities which are available on SEDAR+ at www.sedarplus.ca. Aya does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs, and opinions change. Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell Aya securities. All references to Aya include its subsidiaries unless the context requires otherwise.

Appendix 1 – Full Drill Results from Boumadine (core lengths)

DDH No.	Section	Zone	From	To	Au	Ag	Length*	Cu	Pb	Zn	Mo	Ag Eq**
			(m)	(m)	(g/t)	(g/t)	(m)	(%)	(%)	(%)	(g/t)	(g/t)
BOU-DD24-367	5200N	Boumadine	604.0	604.6	0.47	64	0.6	0.0	0.1	1.2	417	142
BOU-DD24-367	5200N	Boumadine	620.7	622.7	0.33	26	2.0	0.0	0.1	0.4	46	65
BOU-DD24-367	5200N	Boumadine	624.5	625.0	0.28	24	0.5	0.0	0.1	0.2	14	52
BOU-DD24-377	5000N	NSR	0.0	654.3	0.00	0	654.3	0.0	0.0	0.0	0	0
BOU-DD24-378	5000N	NSR	0.0	568.1	0.00	0	568.1	0.0	0.0	0.0	0	0
BOU-DD24-379	Sud1	NSR	0.0	525.0	0.00	0	525.0	0.0	0.0	0.0	0	0
BOU-DD24-380	Sud1	NSR	0.0	597.0	0.00	0	597.0	0.0	0.0	0.0	0	0
BOU-DD24-381	5200N	Boumadine	585.7	586.3	1.14	16	0.6	0.0	0.0	0.0	34	107
BOU-DD24-382	5200N	NSR	0.0	566.6	0.00	0	566.6	0.0	0.0	0.0	0	0
BOU-DD24-383	5000N	Boumadine	457.0	458.0	0.61	44	1.0	0.0	0.0	0.0	4	93
BOU-DD24-383	5000N	Boumadine	488.5	490.4	0.63	70	1.9	0.0	0.3	1.2	45	159
BOU-DD24-384	Sud1	NSR	0.0	219.8	0.00	0	219.8	0.0	0.0	0.0	0	0
BOU-DD24-385	Sud1	NSR	0.0	799.6	0.00	0	799.6	0.0	0.0	0.0	0	0
BOU-DD24-386	5200N	NSR	0.0	158.6	0.00	0	158.6	0.0	0.0	0.0	0	0
BOU-DD24-387	5000N	Boumadine	378.3	381.0	0.37	297	2.7	0.0	3.7	3.2	74	497
BOU-DD24-419	West_Mag	NSR	0.0	466.0	0.00	0	466.0	0.0	0.0	0.0	0	0
BOU-DD24-430	6000N	Boumadine	108.0	110.0	0.41	4	2.0	0.0	0.0	0.0	3	38
BOU-DD24-430	6000N	Boumadine	183.8	184.7	0.03	2	0.9	0.6	0.0	0.0	1	54
BOU-DD24-430	6000N	Boumadine	187.5	188.3	0.03	4	0.8	0.9	0.1	0.0	6	86
BOU-DD24-430	6000N	Boumadine	448.0	449.0	0.52	3	1.0	0.0	0.1	0.1	5	49
BOU-DD24-430	6000N	Boumadine	1,007.0	1,008.0	0.41	15	1.0	0.0	0.0	0.0	3	48
BOU-DD24-430	6000N	Boumadine	1,015.0	1,016.0	0.48	47	1.0	0.0	0.4	0.1	9	101
BOU-DD24-433	East-West	NSR	0.0	534.7	0.00	0	534.7	0.0	0.0	0.0	0	0
BOU-DD24-435	3478300	Tizi	37.8	38.4	0.14	38	0.6	0.0	1.0	2.8	10	144
BOU-DD24-435	3478300	Tizi	333.3	333.8	0.30	35	0.5	0.1	0.5	0.7	2	95
BOU-DD24-435	3478300	Tizi	334.7	335.6	0.30	46	0.9	0.1	0.5	0.9	2	109
BOU-DD24-438	6400N	Boumadine	134.2	138.0	0.22	78	3.8	0.0	0.8	3.6	1,065	229
BOU-DD24-438	6400N	Boumadine	141.3	146.0	0.44	79	4.7	0.0	1.0	1.5	256	182
Including			141.3	142.3	0.86	248	1.0	0.0	4.0	3.7	619	517
BOU-DD24-438	6400N	Boumadine	148.8	150.5	0.47	21	1.7	0.0	0.1	0.1	58	64
BOU-DD24-438	6400N	Boumadine	153.0	154.0	0.74	9	1.0	0.0	0.1	0.1	165	76
BOU-DD24-438	6400N	Boumadine	158.0	159.1	0.46	79	1.1	0.0	0.4	4.4	279	240
BOU-DD24-438	6400N	Boumadine	165.0	165.7	0.08	83	0.7	0.4	0.5	3.3	21	215
BOU-DD24-438	6400N	Boumadine	169.2	171.0	0.85	35	1.8	0.1	1.4	2.7	48	206
BOU-DD24-441	West_Sect2	NSR	0.0	701.6	0.00	0	701.6	0.0	0.0	0.0	0	0
BOU-DD24-442	6425N	Boumadine	149.2	150.0	0.91	105	0.8	0.1	0.6	8.7	27	412
BOU-DD24-442	6425N	Boumadine	156.7	157.4	1.06	74	0.7	0.1	1.1	4.2	346	299
BOU-DD24-442	6425N	Boumadine	162.0	163.0	0.47	23	1.0	0.0	0.5	0.7	32	89
BOU-DD24-442	6425N	Boumadine	163.8	164.7	0.54	57	0.9	0.0	0.5	2.4	288	176
BOU-DD24-442	6425N	Boumadine	173.7	178.3	0.20	73	4.6	0.1	1.3	4.9	178	248
BOU-DD24-442	6425N	Boumadine	181.3	181.9	1.29	70	0.6	0.0	1.6	2.5	159	275

BOU-DD24-442	6425N	Boumadine	186.0	187.0	0.54	28	1.0	0.0	0.1	2.3	35	132
BOU-DD24-442	6425N	Boumadine	189.0	190.0	1.41	90	1.0	0.0	1.3	4.3	15	339
BOU-DD24-442	6425N	Boumadine	205.0	212.4	0.69	33	7.4	0.0	0.5	0.8	289	126
BOU-DD24-443	6400N	Boumadine	228.3	230.4	0.87	36	2.1	0.0	0.4	1.6	3	155
BOU-DD24-443	6400N	Boumadine	231.3	232.2	0.50	30	0.9	0.0	0.4	0.8	3	98
BOU-DD24-443	6400N	Boumadine	270.9	271.4	0.42	72	0.5	0.0	0.9	1.9	6	174
BOU-DD24-443	6400N	Boumadine	279.0	280.0	0.99	40	1.0	0.0	0.6	5.1	4	257
BOU-DD24-444	West_Sect2	NSR	0.0	593.3	0.00	0	593.3	0.0	0.0	0.0	0	0
BOU-DD24-445	West_Sect2	NSR	0.0	614.4	0.00	0	614.4	0.0	0.0	0.0	0	0
BOU-DD24-446	West_Sect2	NSR	0.0	633.0	0.00	0	633.0	0.0	0.0	0.0	0	0
BOU-DD24-453	7025N	Boumadine	162.4	163.4	0.66	6	1.0	0.0	0.1	0.1	2	64
BOU-DD24-453	7025N	Boumadine	164.4	169.6	2.68	38	5.2	0.2	0.2	0.7	12	284
Including			164.4	168.1	3.44	45	3.7	0.2	0.1	0.2	14	341
BOU-DD24-454	EastTarget1	NSR	0.0	498.0	0.00	0	498.0	0.0	0.0	0.0	0	0
BOU-DD24-457	West_Sect2	NSR	0.0	675.0	0.00	0	675.0	0.0	0.0	0.0	0	0
BOU-DD24-458	West_Sect2	NSR	0.0	603.0	0.00	0	603.0	0.0	0.0	0.0	0	0
BOU-DD24-459	West_Sect3	NSR	0.0	621.0	0.00	0	621.0	0.0	0.0	0.0	0	0
BOU-DD24-461	EastTarget1	New	128.0	129.0	2.01	1	1.0	0.0	0.0	0.0	4	161
BOU-DD24-462	West_Sect3	NSR	0.0	597.0	0.00	0	597.0	0.0	0.0	0.0	0	0
BOU-DD24-463	EastTarget1	New	695.0	696.0	0.03	61	1.0	1.5	0.1	0.0	6	192
BOU-DD24-464	3477600	Tizi	126.4	127.0	0.51	55	0.6	0.0	0.4	2.1	21	155
BOU-DD24-465	9050N	Boumadine	123.9	124.9	0.18	54	1.0	0.0	0.1	0.1	10	75
BOU-DD24-465	9050N	inc	135.0	137.1	0.96	128	2.1	0.0	2.5	3.9	11	362
BOU-DD24-465	9050N	Boumadine	128.8	139.4	0.48	81	10.6	0.0	1.3	2.0	9	199
BOU-DD24-466	3477600	Tizi	50.8	51.6	0.50	3	0.8	0.0	0.0	0.1	10	45
BOU-DD24-466	3477600	Tizi	61.2	64.5	2.11	87	3.3	0.1	0.4	0.1	27	268
Including			61.8	63.2	4.41	146	1.4	0.1	0.2	0.1	47	509
BOU-DD24-466	3477600	Tizi	193.2	195.1	0.43	36	1.9	0.0	0.6	4.0	8	186
BOU-DD24-466	3477600	Tizi	206.3	207.3	0.90	8	1.0	0.0	0.1	2.5	5	145
BOU-DD24-467	7650N	NSR	0.0	413.5	0.00	0	413.5	0.0	0.0	0.0	0	0
BOU-DD24-468	10250N	Boumadine	137.0	137.6	0.33	52	0.6	0.0	1.8	2.4	8	183
BOU-DD24-469	EastTarget1	NSR	0.0	614.0	0.00	0	614.0	0.0	0.0	0.0	0	0
BOU-DD24-470	10250N	Boumadine	166.3	167.3	2.77	20	1.0	0.0	0.8	1.4	12	292
BOU-DD24-470	10250N	Boumadine	173.0	174.0	0.91	4	1.0	0.1	0.2	0.9	4	107
BOU-DD24-470	10250N	Boumadine	324.3	324.9	0.45	33	0.6	0.0	0.7	1.7	4	130
BOU-DD24-471	10250N	Boumadine	219.0	220.0	1.36	9	1.0	0.0	0.1	0.1	3	122
BOU-DD24-471	10250N	Boumadine	246.8	247.6	1.53	66	0.8	0.1	0.5	1.5	5	241
BOU-DD24-471	10250N	Boumadine	259.7	260.4	2.45	304	0.7	0.3	8.2	16.3	11	1,118
BOU-DD24-471	10250N	Boumadine	294.2	295.4	0.79	18	1.2	0.0	0.1	2.1	1	139
BOU-DD24-472	3477600	Tizi	124.0	125.0	0.83	1	1.0	0.0	0.1	0.1	25	72
BOU-DD24-472	3477600	Tizi	125.8	128.7	3.78	29	2.9	0.1	0.7	1.8	17	394
BOU-DD24-472	3477600	Tizi	229.4	230.0	2.37	12	0.6	0.0	0.1	0.6	3	216
BOU-DD24-473	10250N	Boumadine	257.7	258.7	0.51	7	1.0	0.0	0.3	2.2	7	109
BOU-DD24-473	10250N	Boumadine	270.7	271.7	1.23	66	1.0	0.2	0.6	1.0	4	214
BOU-DD24-473	10250N	Boumadine	282.7	288.1	1.48	54	5.4	0.1	1.1	1.7	6	243

BOU-DD24-473	10250N	Boumadine	373.0	374.0	0.46	16	1.0	0.0	0.1	0.3	2	62
BOU-DD24-474	3477600	Tizi	48.0	52.0	2.38	37	4.0	0.0	0.6	2.5	56	302
BOU-DD24-474	3477600	Tizi	77.2	77.8	0.39	58	0.6	0.0	0.6	3.2	7	182
BOU-DD24-474	3477600	Tizi	312.3	313.3	0.05	70	1.0	0.0	1.0	1.3	7	133
BOU-DD24-475	10250N	Boumadine	293.5	294.2	0.31	30	0.7	0.0	0.7	1.1	8	101
BOU-DD24-475	10250N	Boumadine	305.0	306.0	0.41	22	1.0	0.0	0.3	0.4	5	72
BOU-DD24-475	10250N	Boumadine	359.2	369.3	0.94	50	10.1	0.1	1.0	1.4	6	189
BOU-DD24-475	10250N	Boumadine	382.3	383.1	0.80	30	0.8	0.0	0.7	1.8	4	157
BOU-DD24-475	10250N	Boumadine	390.5	391.4	0.71	18	0.9	0.0	0.1	0.3	8	85
BOU-DD24-475	10250N	Boumadine	398.0	398.8	0.90	15	0.8	0.0	0.2	0.2	6	99
BOU-DD24-475	10250N	Boumadine	405.4	407.1	5.62	257	1.7	0.4	0.3	3.5	6	820
BOU-DD24-476	8275N	Boumadine	115.0	116.0	0.58	7	1.0	0.0	0.1	0.1	17	58
BOU-DD24-476	8275N	Boumadine	292.0	293.0	0.51	6	1.0	0.0	0.1	0.3	7	56
BOU-DD24-476	8275N	Boumadine	430.8	431.6	0.38	27	0.8	0.1	2.3	2.9	14	188
BOU-DD24-476	8275N	Boumadine	432.4	435.0	1.84	14	2.6	0.0	0.6	1.3	7	207
BOU-DD24-476	8275N	Boumadine	504.3	508.4	2.33	18	4.1	0.1	0.0	0.0	6	212
BOU-DD24-476	8275N	Boumadine	512.2	513.8	0.86	14	1.6	0.1	0.2	2.2	5	143
BOU-DD24-476	8275N	Boumadine	580.0	581.0	0.40	21	1.0	0.1	1.2	0.8	11	105
BOU-DD24-476	8275N	Boumadine	597.7	599.6	3.53	63	1.9	0.2	0.2	3.1	11	440
BOU-DD24-476	8275N	Boumadine	603.7	604.2	0.80	14	0.5	0.0	0.0	0.1	18	80
BOU-DD24-476	8275N	Boumadine	606.0	606.6	0.58	12	0.6	0.0	0.0	0.0	12	59
BOU-DD24-476	8275N	Boumadine	608.6	612.4	1.08	11	3.8	0.0	0.0	0.0	8	101
BOU-DD24-476	8275N	Boumadine	625.8	628.3	0.84	15	2.5	0.0	0.2	0.2	10	94
BOU-DD24-476	8275N	Boumadine	630.0	631.0	0.58	2	1.0	0.0	0.2	0.1	11	53
BOU-DD24-476	8275N	Boumadine	731.9	733.0	0.31	23	1.1	0.0	0.3	1.8	5	104
BOU-DD24-476	8275N	Boumadine	768.4	769.0	0.57	24	0.6	0.0	0.2	0.1	6	79
BOU-DD24-476	8275N	Boumadine	770.8	772.0	0.57	17	1.2	0.1	0.3	0.6	5	90
BOU-DD24-477	7650N	NSR	0.0	507.0	0.00	0	507.0	0.0	0.0	0.0	0	0
BOU-DD24-478	3477600	Imariren	67.1	68.2	3.49	111	1.1	0.2	0.7	1.2	42	451
BOU-DD24-478	3477600	Tizi	459.4	462.7	4.61	75	3.3	0.1	0.1	0.5	11	460
BOU-DD24-479	3477600	Imariren	155.6	156.1	1.60	18	0.5	0.0	0.1	0.1	8	149
BOU-DD24-479	3477600	Imariren	185.0	185.9	0.27	277	0.9	0.1	0.1	0.0	10	307
BOU-DD24-479	3477600	Imariren	187.6	188.3	0.07	52	0.7	0.0	0.0	0.0	10	59
BOU-DD24-479	3477600	Imariren	222.1	223.0	1.54	25	0.9	0.1	0.1	0.1	13	158
BOU-DD24-479	3477600	Imariren	224.4	225.3	0.51	5	0.9	0.0	0.1	0.1	6	48
BOU-DD24-479	3477600	Imariren	231.0	232.0	1.31	2	1.0	0.0	0.0	0.0	3	107
BOU-DD24-480	10250N	Boumadine	368.0	369.0	0.28	34	1.0	0.0	1.4	2.4	2	153
BOU-DD24-480	10250N	Boumadine	430.7	431.3	0.76	3	0.6	0.0	0.2	0.4	7	76
BOU-DD24-480	10250N	Boumadine	686.9	687.4	0.46	46	0.5	0.0	1.4	1.5	62	157
BOU-DD24-481	10250N	Boumadine	514.4	516.1	1.49	1	1.7	0.0	0.0	0.0	6	119
BOU-DD24-481	10250N	Boumadine	519.2	520.6	0.94	1	1.4	0.0	0.0	0.0	8	76
BOU-DD24-481	10250N	Boumadine	521.2	522.0	0.54	37	0.8	0.1	0.1	0.0	2	91
BOU-DD24-481	10250N	Boumadine	562.8	563.6	0.50	13	0.8	0.0	0.2	0.8	4	79
BOU-DD24-481	10250N	Boumadine	564.4	564.9	0.75	21	0.5	0.0	0.2	2.0	1	136
BOU-DD24-482	9050N	Boumadine	181.8	184.2	0.83	28	2.4	0.0	0.8	1.8	10	156

BOU-DD24-482	9050N	Boumadine	217.0	219.0	2.52	22	2.0	0.2	0.2	0.3	49	247
BOU-DD24-482	9050N	Boumadine	316.2	318.7	2.09	21	2.5	0.0	0.0	0.0	20	189
BOU-DD24-482	9050N	Boumadine	321.3	321.8	0.72	42	0.5	0.0	0.5	2.5	79	175
BOU-DD24-482	9050N	Boumadine	339.8	340.3	0.51	28	0.5	0.0	0.2	0.6	18	89
BOU-DD24-482	9050N	Boumadine	421.3	423.1	0.47	64	1.8	0.1	4.1	0.8	8	231
BOU-DD24-483	EastTarget1	NSR	0.0	268.2	0.00	0	268.2	0.0	0.0	0.0	0	0
BOU-DD24-484	EastTarget2	NSR	0.0	603.0	0.00	0	603.0	0.0	0.0	0.0	0	0
BOU-DD24-485	EastTarget2	NSR	0.0	606.0	0.00	0	606.0	0.0	0.0	0.0	0	0
BOU-DD24-486	3477600	Imariren	18.0	18.9	0.40	23	0.9	0.0	0.1	0.0	18	58
BOU-DD24-486	3477600	Imariren	273.0	273.9	0.65	4	0.9	0.0	0.1	0.1	12	64
BOU-DD24-486	3477600	Imariren	280.7	281.9	0.89	11	1.2	0.0	0.1	0.0	10	87
BOU-DD24-486	3477600	Imariren	283.3	283.8	0.75	8	0.5	0.0	0.1	0.2	9	76
BOU-DD24-486	3477600	Imariren	288.0	288.7	0.69	9	0.7	0.0	0.1	0.2	7	71
BOU-DD24-486	3477600	Imariren	340.4	344.6	0.55	13	4.2	0.0	0.1	0.2	6	64
BOU-DD24-486	3477600	Imariren	350.5	352.2	4.81	143	1.7	0.3	0.1	0.2	7	549
BOU-DD24-486	3477600	Imariren	502.1	503.2	0.53	20	1.1	0.1	0.9	1.8	5	134
BOU-DD24-487	9050N	Boumadine	271.5	272.0	1.17	43	0.5	0.0	0.1	0.1	4	142
BOU-DD24-487	9050N	Boumadine	278.3	281.6	0.28	45	3.3	0.0	0.0	0.0	8	71
BOU-DD24-487	9050N	Boumadine	360.6	361.4	0.82	9	0.8	0.0	0.1	1.2	8	108
BOU-DD24-487	9050N	Boumadine	362.3	364.4	2.17	38	2.1	0.1	0.2	1.6	12	257
BOU-DD24-487	9050N	Boumadine	380.0	381.0	0.62	11	1.0	0.0	0.1	0.2	19	68
BOU-DD24-487	9050N	Boumadine	401.0	403.0	0.79	27	2.0	0.1	0.2	3.8	11	193
BOU-DD24-487	9050N	Boumadine	440.2	440.8	0.03	124	0.6	2.1	15.2	0.1	11	680
BOU-DD24-487	9050N	Boumadine	483.1	486.5	3.36	225	3.4	0.1	0.1	0.0	2	502
BOU-DD24-487	9050N	Boumadine	495.4	496.0	2.74	103	0.6	0.1	0.7	0.7	4	360
BOU-MP24-001	4600N	NSR	0.0	476.3	0.00	0	476.3	0.0	0.0	0.0	0	0
BOU-MP24-002	4600N	NSR	0.0	280.4	0.00	0	280.4	0.0	0.0	0.0	0	0
BOU-MP24-003	4600N	Boumadine	506.0	512.2	0.39	2	6.2	0.0	0.0	0.0	7	34
BOU-MP24-004	4400N	NSR	0.0	702.3	0.00	0	702.3	0.0	0.0	0.0	0	0
BOU-MP24-005	4400N	NSR	0.0	696.0	0.00	0	696.0	0.0	0.0	0.0	0	0
BOU-MP24-006	4400N	NSR	0.0	402.2	0.00	0	402.2	0.0	0.0	0.0	0	0
BOU-MP24-007	5000N	NSR	0.0	180.0	0.00	0	180.0	0.0	0.0	0.0	0	0
BOU-MP24-008	3478300	Tizi	41.0	42.0	0.12	20	1.0	0.0	1.3	1.8	5	107
BOU-MP24-009	3478300	Tizi	7.0	8.0	0.50	20	1.0	0.0	0.2	0.0	5	66
BOU-MP24-009	3478300	Tizi	10.0	11.0	0.53	1	1.0	0.0	0.1	0.0	9	47
BOU-MP24-009	3478300	Tizi	105.0	107.0	0.37	54	2.0	0.1	0.4	1.7	9	143
BOU-MP24-010	3478300	Tizi	111.0	115.0	1.44	7	4.0	0.0	0.3	0.5	6	138
BOU-MP24-010	3478300	Tizi	194.0	196.0	0.91	44	2.0	0.1	1.0	2.5	5	208
BOU-MP24-010	3478300	Tizi	246.1	247.8	1.78	2	1.7	0.0	0.0	0.0	6	143
BOU-MP24-011	3478300	Tizi	88.0	90.0	0.61	54	2.0	0.1	0.0	0.1	9	109
BOU-MP24-012	3478300	Tizi	27.0	28.0	0.03	60	1.0	0.0	0.0	0.1	4	65
BOU-MP24-012	3478300	Tizi	86.0	87.0	3.86	16	1.0	0.1	0.1	0.5	8	335
BOU-MP24-012	3478300	Tizi	132.0	133.0	0.03	83	1.0	0.1	0.2	0.3	3	102
BOU-MP24-012	3478300	Tizi	138.0	144.1	0.43	23	6.1	0.1	0.0	0.0	5	62
BOU-MP24-012	3478300	Tizi	305.0	306.0	2.41	6	1.0	0.0	0.2	0.2	3	205

BOU-MP24-013	3478300	NSR	0.0	118.0	0.00	0	118.0	0.0	0.0	0.0	0	0
BOU-MP24-014	3478300	Tizi	87.0	89.0	0.19	58	2.0	0.0	1.2	2.2	6	158
BOU-MP24-014	3478300	Tizi	180.0	181.0	0.26	37	1.0	0.6	0.9	3.2	8	206
BOU-MP24-014	3478300	Tizi	240.5	241.0	0.39	14	0.5	0.0	0.4	2.6	1	122
BOU-MP24-014	3478300	Tizi	404.0	404.8	0.61	133	0.8	0.2	1.6	1.0	23	257
BOU-MP24-014	3478300	Tizi	427.0	427.8	0.18	34	0.8	0.1	0.7	3.1	1	149
BOU-MP24-014	3478300	Tizi	432.8	434.0	1.76	66	1.2	0.1	0.3	1.8	2	268
BOU-MP24-015	3478300	Tizi	137.0	138.0	0.45	44	1.0	0.0	0.8	1.4	16	136
BOU-MP24-015	3478300	Tizi	421.0	423.5	0.50	13	2.5	0.0	0.3	0.6	4	77
BOU-MP24-015	3478300	Tizi	464.0	465.6	0.03	97	1.6	0.1	0.1	0.2	3	109
BOU-MP24-015	3478300	Tizi	475.0	476.6	0.05	774	1.6	0.1	0.1	0.1	4	788
BOU-MP24-015	3478300	Tizi	504.4	505.0	0.83	36	0.6	0.1	0.4	3.3	6	203
BOU-MP24-015	3478300	Tizi	519.7	522.7	1.78	31	3.0	0.1	0.7	2.2	11	247
BOU-MP24-016	West_Sect1	NSR	0.0	618.0	0.00	0	618.0	0.0	0.0	0.0	0	0
BOU-MP24-017	West_Sect1	NSR	0.0	609.0	0.00	0	609.0	0.0	0.0	0.0	0	0
BOU-MP24-018	West_Sect1	NSR	0.0	643.0	0.00	0	643.0	0.0	0.0	0.0	0	0
BOU-MP24-019	West_Sect1	NSR	0.0	629.9	0.00	0	629.9	0.0	0.0	0.0	0	0
BOU-MP24-020	West_Sect1	NSR	0.0	620.7	0.00	0	620.7	0.0	0.0	0.0	0	0
BOU-MP24-022	West_Sect2	NSR	0.0	48.0	0.00	0	48.0	0.0	0.0	0.0	0	0
BOU-MP24-023	9050N	NSR	0.0	221.0	0.00	0	221.0	0.0	0.0	0.0	0	0
BOU-DD25-488	3477600	Imariren	378.2	380.7	2.67	33	2.5	0.0	0.1	0.1	3	248
BOU-DD25-488	3477600	Imariren	383.0	383.5	1.23	21	0.5	0.0	0.1	0.1	6	122
BOU-DD25-488	3477600	Imariren	395.0	397.8	0.68	9	2.8	0.0	0.1	0.2	2	70
BOU-DD25-488	3477600	Imariren	399.6	400.5	0.67	5	0.9	0.0	0.1	0.1	1	61
BOU-DD25-488	3477600	Imariren	463.9	464.8	0.22	37	0.9	0.1	0.5	1.0	10	98
BOU-DD25-488	3477600	Imariren	508.2	510.0	1.96	38	1.8	0.3	0.1	0.4	4	226
BOU-DD25-489	East-West	New	103.3	104.7	0.03	45	1.4	2.9	0.2	0.1	15	305
BOU-DD25-490	East-West	New	163.0	165.0	0.03	38	2.0	1.0	0.0	0.0	8	125
BOU-DD25-490	East-West	New	181.8	182.6	0.14	460	0.8	4.5	0.0	0.1	33	859
BOU-DD25-491	East-West	NSR	0.0	158.6	0.00	0	158.6	0.0	0.0	0.0	0	0
BOU-DD25-493	9050N	Boumadine	337.6	339.1	0.47	24	1.5	0.0	0.1	0.3	10	73
BOU-DD25-493	9050N	Boumadine	344.1	347.0	1.19	25	2.9	0.1	0.1	0.0	8	130
BOU-DD25-493	9050N	Boumadine	350.0	351.0	0.54	9	1.0	0.0	0.1	0.0	10	58
BOU-DD25-493	9050N	Boumadine	370.0	372.0	2.44	2	2.0	0.0	0.1	0.1	7	198
BOU-DD25-493	9050N	Boumadine	374.0	374.9	0.76	4	0.9	0.0	0.1	0.1	9	69
BOU-DD25-493	9050N	Boumadine	423.0	431.0	1.19	16	8.0	0.0	0.2	1.1	3	142
Including			427.3	428.6	2.53	36	1.3	0.0	0.4	2.7	4	312
BOU-DD25-493	9050N	Boumadine	464.8	469.7	0.91	12	4.9	0.0	0.3	1.0	8	117
BOU-DD25-493	9050N	Boumadine	525.9	526.4	0.50	43	0.5	0.4	0.2	0.1	6	119
BOU-DD25-493	9050N	Boumadine	552.6	553.1	1.60	50	0.5	0.1	0.2	0.5	5	203
BOU-DD25-493	9050N	Boumadine	560.6	561.3	1.62	54	0.7	0.1	0.2	0.6	4	210
BOU-DD25-494	East-West	NSR	0.0	243.4	0.00	0	243.4	0.0	0.0	0.0	0	0
BOU-DD25-495	East-West	New	97.5	98.5	0.11	41	1.0	0.0	0.0	0.1	4	54
BOU-DD25-497	9850N	Imariren	157.0	158.6	2.35	37	1.6	0.1	0.4	1.4	49	273
BOU-DD25-497	9850N	Imariren	161.1	162.5	1.00	18	1.4	0.0	0.2	0.6	19	120

BOU-DD25-497	9850N	Imariren	170.4	171.2	0.58	14	0.8	0.1	0.1	2.9	4	138
BOU-DD25-497	9850N	Imariren	172.1	172.8	0.56	13	0.7	0.1	0.1	2.9	2	135
BOU-DD25-497	9850N	Imariren	176.0	177.8	0.97	19	1.8	0.0	0.1	1.2	1	128
BOU-DD25-497	9850N	Imariren	178.5	179.2	0.86	7	0.7	0.0	0.0	0.0	2	77
BOU-DD25-497	9850N	Imariren	180.0	182.6	0.53	12	2.6	0.0	0.0	0.0	3	57
BOU-DD25-497	9850N	Imariren	184.6	190.8	1.93	18	6.2	0.1	0.1	0.9	3	201
Including			187.9	189.5	3.67	34	1.6	0.2	0.1	1.6	2	377
BOU-DD25-497	9850N	Imariren	208.0	209.0	0.48	8	1.0	0.0	0.3	1.5	11	91
BOU-DD25-497	9850N	Imariren	223.9	225.6	1.54	1	1.7	0.0	0.0	0.1	9	124
BOU-DD25-500	9050N	Boumadine	411.7	414.0	2.18	37	2.3	0.2	0.1	0.1	9	233
BOU-DD25-500	9050N	Boumadine	415.0	416.0	0.51	6	1.0	0.0	0.0	0.0	4	49
BOU-DD25-500	9050N	Boumadine	422.0	423.0	0.98	17	1.0	0.0	3.7	0.7	4	201
BOU-DD25-500	9050N	Boumadine	455.8	456.5	0.54	31	0.7	0.0	0.9	1.3	7	128
BOU-DD25-500	9050N	Boumadine	608.0	608.9	1.08	24	0.9	0.1	2.0	9.8	41	406
BOU-DD25-500	9050N	Boumadine	614.3	615.2	1.29	17	0.9	0.0	2.9	0.5	40	200
BOU-DD25-500	9050N	Boumadine	623.5	624.0	1.28	21	0.5	0.1	0.3	0.1	4	136
BOU-DD25-501	9850N	Imariren	93.0	99.0	1.73	48	6.0	0.1	0.2	0.5	16	210
Including			93.6	96.0	3.78	93	2.4	0.2	0.1	0.2	15	413
BOU-DD25-501	9850N	Imariren	104.0	105.0	0.22	97	1.0	0.4	0.3	0.7	6	167
BOU-DD25-501	9850N	Imariren	131.9	132.8	0.12	150	0.9	0.3	1.6	0.7	6	240
BOU-DD25-501	9850N	Imariren	182.6	184.5	1.13	15	1.9	0.0	0.2	0.1	12	112
BOU-DD25-501	9850N	Imariren	188.1	189.5	5.31	27	1.4	0.1	0.0	0.1	10	448
BOU-DD25-501	9850N	Imariren	192.5	200.1	1.68	7	7.6	0.1	0.0	0.0	6	146
BOU-DD25-501	9850N	Imariren	212.0	214.0	0.15	34	2.0	0.1	2.6	2.1	2	164
BOU-DD25-502	9250N	Boumadine	135.3	136.5	0.80	43	1.2	0.0	1.8	3.3	130	235
BOU-DD25-502	9250N	Boumadine	160.0	160.9	0.55	12	0.9	0.0	0.4	2.7	15	135
BOU-DD25-502	9250N	Boumadine	161.5	169.3	0.99	26	7.8	0.1	0.4	3.0	17	191
Including			161.5	162.7	3.06	95	1.2	0.3	1.5	15.1	10	763
BOU-DD25-502	9250N	Boumadine	172.3	174.5	0.74	14	2.2	0.0	0.0	0.1	23	76
BOU-DD25-502	9250N	Boumadine	175.4	176.4	0.37	23	1.0	0.0	0.1	3.7	317	153
BOU-DD25-502	9250N	Boumadine	181.5	183.2	2.91	35	1.7	0.0	0.3	0.2	15	278
BOU-DD25-502	9250N	Boumadine	244.7	245.2	3.93	55	0.5	0.1	0.2	0.2	12	377
BOU-DD25-503	9850N	Imariren	168.0	168.8	0.58	21	0.8	0.0	0.6	0.8	7	103
BOU-DD25-503	9850N	Imariren	174.0	175.9	1.26	20	1.9	0.0	0.5	0.5	11	144
BOU-DD25-503	9850N	Imariren	180.0	180.8	1.04	16	0.8	0.0	0.4	0.5	29	123
BOU-DD25-503	9850N	Imariren	248.0	249.0	0.97	2	1.0	0.0	0.1	0.1	4	83
BOU-DD25-504	10050N	Imariren	17.8	20.3	1.81	52	2.5	0.0	1.0	0.1	15	221
BOU-DD25-504	10050N	Imariren	71.0	72.5	0.50	38	1.5	0.0	1.1	2.7	5	171
BOU-DD25-504	10050N	Imariren	141.0	147.6	3.69	46	6.6	0.0	0.2	0.3	3	349
Including			141.0	142.2	10.34	37	1.2	0.0	0.1	0.1	3	851
BOU-DD25-505	10050N	Imariren	50.5	52.4	1.66	25	1.9	0.0	0.2	1.3	10	195
BOU-DD25-505	10050N	Imariren	133.0	136.0	0.28	42	3.0	0.0	1.6	2.4	6	161
BOU-DD25-505	10050N	Imariren	170.0	170.9	0.62	6	0.9	0.0	0.4	0.6	4	79
BOU-DD25-505	10050N	Imariren	174.5	177.0	2.86	21	2.5	0.0	0.2	0.4	8	262
BOU-DD25-506	9850N	Boumadine	297.3	302.3	3.19	48	5.0	0.1	0.1	0.1	2	312

Including			297.3	299.5	4.45	50	2.2	0.1	0.0	0.1	2	413
BOU-DD25-507	9850N	Boumadine	402.4	403.8	0.69	46	1.4	0.1	1.1	2.3	12	193
BOU-DD25-507	9850N	Boumadine	482.7	483.2	0.75	11	0.5	0.0	0.1	0.0	3	75
BOU-DD25-507	9850N	Boumadine	487.0	493.2	1.74	13	6.2	0.1	0.0	0.0	2	156
Including			489.0	490.6	3.60	42	1.6	0.2	0.1	0.1	3	345
BOU-DD25-508	10050N	Imariren	62.4	63.0	1.56	4	0.6	0.1	0.8	3.5	27	238
BOU-DD25-508	10050N	Imariren	92.9	93.5	0.62	16	0.6	0.1	0.6	1.0	6	109
BOU-DD25-508	10050N	Imariren	172.0	173.0	0.30	51	1.0	0.0	0.7	0.9	13	117
BOU-DD25-508	10050N	Imariren	227.0	228.6	4.98	143	1.6	0.3	0.2	2.5	3	619
BOU-DD25-508	10050N	Imariren	233.4	234.3	0.60	21	0.9	0.0	0.3	0.4	3	85
BOU-DD25-509	10050N	Imariren	166.8	169.0	0.27	69	2.2	0.1	2.4	3.4	7	236
BOU-DD25-509	10050N	Imariren	282.1	291.4	2.18	62	9.3	0.1	0.7	1.5	2	296
Including			289.8	291.4	7.16	215	1.6	0.5	0.2	3.2	3	897
BOU-DD25-509	10050N	Imariren	394.8	396.5	0.28	28	1.7	0.0	0.7	1.7	3	109
BOU-DD25-510	9250N	Boumadine	331.6	332.3	1.68	30	0.7	0.0	0.2	1.9	6	215
BOU-DD25-510	9250N	Boumadine	333.2	334.1	0.40	28	0.9	0.0	0.3	0.9	5	89
BOU-DD25-510	9250N	Boumadine	336.0	337.0	0.13	48	1.0	0.0	0.8	2.4	1	137
BOU-DD25-510	9250N	Boumadine	339.4	341.3	3.53	40	1.9	0.2	0.1	0.1	7	332
BOU-DD25-510	9250N	Boumadine	423.0	426.0	0.71	109	3.0	0.2	0.9	1.2	4	231
BOU-DD25-510	9250N	Boumadine	431.0	432.0	0.68	19	1.0	0.0	0.2	0.3	10	88
BOU-DD25-511	10050N	Imariren	190.0	191.0	0.90	9	1.0	0.0	0.1	0.3	10	90
BOU-DD25-511	10050N	Imariren	309.1	310.1	0.58	8	1.0	0.0	0.0	0.0	9	56
BOU-DD25-511	10050N	Imariren	311.1	316.0	1.95	270	4.9	0.1	0.1	0.6	8	449
BOU-DD25-511	10050N	Imariren	330.5	331.7	3.70	53	1.2	0.1	0.2	0.6	4	365
BOU-DD25-511	10050N	Imariren	343.9	344.9	2.64	1	1.0	0.1	0.1	0.1	4	215
BOU-DD25-511	10050N	Imariren	422.0	422.6	0.67	30	0.6	0.1	0.1	2.2	4	144
BOU-DD25-511	10050N	Imariren	503.0	505.0	0.61	7	2.0	0.0	0.0	0.1	5	59
BOU-DD25-512	10050N	Imariren	338.0	339.0	15.86	1	1.0	0.0	0.1	0.3	4	1,247
BOU-DD25-512	10050N	Imariren	358.4	360.6	2.81	109	2.2	0.0	0.2	0.9	4	359
BOU-DD25-512	10050N	Imariren	373.6	377.0	0.89	32	3.4	0.0	0.1	0.4	3	116
BOU-DD25-512	10050N	Imariren	379.0	380.0	0.62	10	1.0	0.0	0.3	1.6	2	109
BOU-DD25-513	9850N	Boumadine	365.3	367.1	5.19	118	1.8	0.5	0.2	1.0	2	591
BOU-DD25-513	9850N	Boumadine	374.8	377.7	5.52	109	2.9	0.3	0.2	5.2	4	698
BOU-DD25-513	9850N	Boumadine	379.7	381.5	1.25	14	1.8	0.0	0.0	0.1	9	115
BOU-DD25-513	9850N	Boumadine	390.0	390.7	0.77	13	0.7	0.1	0.1	0.8	10	102
BOU-DD25-513	9850N	Boumadine	457.1	459.0	1.08	2	1.9	0.0	0.0	0.0	1	90
BOU-DD25-513	9850N	Boumadine	484.0	486.0	2.75	12	2.0	0.1	0.5	0.6	1	266
BOU-DD25-514	10150N	Imariren	126.0	126.5	0.42	12	0.5	0.0	0.2	0.6	7	66
BOU-DD25-514	10150N	Imariren	131.3	132.3	0.22	47	1.0	0.0	1.2	1.3	5	126
BOU-DD25-515	10150N	Imariren	156.2	157.0	0.36	3	0.8	0.0	0.3	0.7	13	56
BOU-DD25-516	9050N	Boumadine	22.9	23.4	0.19	42	0.5	0.0	0.0	0.0	5	58
BOU-DD25-516	9050N	Boumadine	498.0	507.0	1.24	6	9.0	0.1	0.1	0.2	2	114
Including			498.0	500.0	3.09	2	2.0	0.2	0.1	0.0	3	259
BOU-DD25-516	9050N	Boumadine	628.0	629.0	1.06	12	1.0	0.1	0.1	0.4	3	110
BOU-DD25-516	9050N	Boumadine	648.5	649.0	66.66	111	0.5	0.1	1.0	1.6	6	5,373

BOU-DD25-516	9050N	Boumadine	666.3	668.0	0.74	23	1.7	0.1	0.1	0.1	14	91
BOU-DD25-516	9050N	Boumadine	762.5	764.0	1.48	34	1.5	0.0	0.3	0.0	3	158
BOU-DD25-516	9050N	Boumadine	857.6	858.5	0.03	57	0.9	0.0	0.5	0.2	8	75
BOU-DD25-517	9450N	Boumadine	336.6	337.3	0.18	36	0.7	0.1	1.0	0.8	13	99
BOU-DD25-517	9450N	Boumadine	338.3	339.1	4.43	44	0.8	0.2	0.7	5.3	9	556
BOU-DD25-518	9650N	Boumadine	109.5	110.4	0.66	12	0.9	0.0	0.6	2.4	7	137
BOU-DD25-518	9650N	Boumadine	111.3	114.0	0.56	18	2.7	0.0	0.4	1.9	4	119
BOU-DD25-520	9650N	Boumadine	137.0	138.2	1.24	70	1.2	0.1	3.0	3.6	4	335
BOU-DD25-520	9650N	Boumadine	211.0	212.0	0.61	12	1.0	0.0	0.1	0.5	6	76
BOU-DD25-521	10150N	Imariren	112.0	113.0	0.11	61	1.0	0.0	1.8	2.4	10	173
BOU-DD25-521	10150N	Imariren	171.6	172.6	2.87	37	1.0	0.1	0.5	1.0	2	308
BOU-DD25-521	10150N	Imariren	199.3	202.0	1.35	25	2.7	0.0	0.6	1.5	4	185
BOU-DD25-522	10150N	Imariren	226.2	226.7	1.22	1	0.5	0.1	0.1	0.1	6	106
BOU-DD25-522	10150N	Imariren	278.0	280.0	0.53	10	2.0	0.0	0.3	1.3	4	92
BOU-DD25-522	10150N	Imariren	310.0	310.6	7.02	125	0.6	0.3	0.4	6.2	1	861
BOU-DD25-524	9650N	Boumadine	189.0	190.0	0.72	17	1.0	0.0	0.8	1.5	5	129
BOU-DD25-524	9650N	Boumadine	206.8	207.6	0.87	9	0.8	0.0	0.2	1.2	3	113
BOU-DD25-524	9650N	Boumadine	268.0	269.0	4.10	6	1.0	0.0	0.1	0.2	3	332
BOU-DD25-525	3478200	Tizi	87.3	87.9	0.79	26	0.6	0.1	0.2	1.2	1	128
BOU-DD25-525	3478200	Tizi	89.6	90.4	1.13	39	0.8	0.1	0.2	1.1	1	165
BOU-DD25-525	3478200	Tizi	232.6	234.5	1.92	15	1.9	0.1	0.8	2.3	5	248
BOU-DD25-526	3478200	Tizi	122.6	123.1	0.40	40	0.5	0.1	0.9	0.9	2	120
BOU-DD25-526	3478200	Tizi	258.8	259.3	1.26	45	0.5	0.1	0.3	3.1	6	236
BOU-DD25-527	3478200	Tizi	57.6	58.1	0.31	28	0.5	0.1	0.1	0.3	7	72
BOU-DD25-527	3478200	Tizi	125.5	128.9	0.36	71	3.4	0.1	0.8	1.6	8	168
* True width remains undetermined at this stage; all values are uncut.
** Ag equivalent is based on a silver price of US$24/oz with a process recovery of 89%, a gold price of US$2,200/oz with a process recovery of 85%, a zinc price of US$1.20/lb with a process recovery of 72%, a lead price of US$1.00/lb with a process recovery of 85%, and a copper price of US$4.00/lb with a process recovery of 75% resulting in the following ratios: 1g/t Au: 77.9 g/t Ag; 1% Cu: 85.4 g/t Ag; 1% Pb: 24.2 g/t Ag; and 1% Zn: 24.6 g/t Ag.

Appendix 2 – New Drillhole Coordinates of 2025 Boumadine Exploration Program (completed holes) (core lengths)

DDH No.	Easting	Northing	Elevation	Azimuth	Dip	Length (m)
BOU-DD25-562	315,624	3,476,809	1,282	270	-50	429
BOU-DD25-563	315,993	3,477,500	1,262	270	-50	720
BOU-DD25-564	317,717	3,477,109	1,147	250	-60	1,431
BOU-DD25-565	315,650	3,477,304	1,291	270	-50	639
BOU-DD25-566	316,156	3,477,500	1,249	270	-50	603
BOU-DD25-567	315,825	3,477,304	1,301	270	-50	642
BOU-DD25-568	316,305	3,477,500	1,230	270	-50	672
BOU-DD25-569	315,958	3,477,304	1,258	270	-50	612
BOU-DD25-570	316,112	3,477,304	1,240	270	-50	636
BOU-DD25-571	315,829	3,477,698	1,245	250	-50	258
BOU-DD25-572	317,259	3,477,264	1,201	250	-50	780
BOU-DD25-573	315,910	3,477,728	1,251	250	-50	336
BOU-DD25-574	316,270	3,477,304	1,228	270	-50	663
BOU-DD25-575	315,989	3,477,757	1,251	250	-50	462
BOU-DD25-576	316,446	3,477,304	1,233	270	-50	633
BOU-DD25-577	317,260	3,477,264	1,201	250	-57	791
BOU-DD25-578	316,065	3,477,784	1,245	250	-50	615
BOU-DD25-579	317,713	3,476,658	1,203	250	-50	819
BOU-DD25-580	316,137	3,477,811	1,234	250	-50	663
BOU-DD25-581	306,448	3,472,488	1,262	180	-50	156
BOU-DD25-582	306,450	3,472,571	1,258	180	-50	306
BOU-DD25-583	306,450	3,472,651	1,250	180	-50	462
BOU-DD25-584	317,221	3,477,147	1,219	250	-50	666
BOU-DD25-585	306,450	3,472,857	1,238	180	-50	303
BOU-DD25-586	306,450	3,472,985	1,244	180	-50	312
BOU-DD25-587	307,017	3,473,984	1,197	180	-50	201
BOU-DD25-588	307,019	3,474,089	1,220	180	-50	201
BOU-DD25-590	307,019	3,474,196	1,246	180	-50	207
BOU-DD25-591	307,019	3,474,301	1,269	180	-50	213
BOU-DD25-592	307,019	3,474,384	1,266	180	-50	222
BOU-DD25-594	305,278	3,473,564	1,297	180	-50	156
BOU-DD25-595	305,278	3,473,628	1,271	180	-50	150
BOU-MP25-068	317,439	3,476,395	1,208	250	-55	294
BOU-MP25-069	317,323	3,476,459	1,214	250	-55	255
BOU-RC25-002	314,592	3,473,053	1,266	180	-50	150
BOU-RC25-003	314,594	3,473,103	1,268	180	-50	200

BOU-RC25-004	314,592	3,473,147	1,268	180	-50	96
BOU-RC25-005	314,442	3,473,086	1,277	180	-50	100
BOU-RC25-006	314,442	3,473,128	1,278	180	-50	150
BOU-RC25-007	314,442	3,473,168	1,278	180	-50	200
BOU-RC25-008	314,442	3,473,210	1,279	180	-50	250
BOU-RC25-009	330,777	3,486,440	1,046	135	-50	200
BOU-RC25-010	330,748	3,486,470	1,045	135	-50	200
BOU-RC25-011	331,216	3,486,533	1,047	135	-50	204
BOU-RC25-012	331,185	3,486,564	1,051	135	-50	200
BOU-RC25-013	331,609	3,486,591	1,034	135	-50	200
BOU-RC25-014	331,577	3,486,623	1,039	135	-50	200
BOU-RC25-015	331,822	3,487,123	1,023	315	-50	200
BOU-RC25-016	331,795	3,487,152	1,026	315	-50	200
BOU-RC25-017	331,721	3,487,082	1,037	315	-50	200
BOU-RC25-018	331,748	3,487,055	1,029	315	-50	200
BOU-RC25-019	331,769	3,486,728	1,026	135	-50	200
BOU-RC25-020	331,739	3,486,759	1,027	135	-50	200
BOU-RC25-021	332,488	3,487,835	1,042	315	-50	200
BOU-RC25-022	332,460	3,487,862	1,049	315	-50	200
BOU-RC25-023	317,009	3,475,388	1,248	250	-50	200
BOU-RC25-024	317,045	3,475,401	1,243	250	-50	120
BOU-RC25-025	317,082	3,475,414	1,239	250	-55	178
BOU-RC25-026	317,362	3,476,367	1,208	250	-55	150
BOU-RC25-027	317,361	3,476,473	1,213	250	-55	200